KW 3/12/14

14046842

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2014

Washington, DC
124

SEC FILE NUMBER
8- 46722

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IMS Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10205 Westheimer Suite 500
(No. and Street)

Houston	Texas	77042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Gammon 713-266-2993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buffington & Company P.C.
(Name – *if individual, state last, first, middle name*)

14811 Saint Mary's Lane	Houston	Texas	77079
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Chris Gammon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IMS Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LYSSA RAYE BURNHAM
Notary Public, State of Texas
My Commission Expires
April 08, 2014

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IMS SECURITIES, INC.

TABLE OF CONTENTS

BUFFINGTON & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

14811 SAINT MARY'S LANE, SUITE 180

HOUSTON, TEXAS 77079

(281) 920-5455 FAX (281) 920-5456

Independent Auditor's Report

Board of Directors
IMS Securities, Inc.
Houston, Texas

We have audited the accompanying financial statements of IMS Securities, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IMS Securities, Inc. as of December 31, 2013, and the results of its

operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I on Page 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Buffington & Company, P.C

BUFFINGTON & COMPANY, P.C.
February 25, 2014

IMS SECURITIES, INC.
BALANCE SHEET
December 31, 2013

ASSETS

Current Assets		
Cash and cash equivalents	$	115,305
Investments in securities, at fair value		33,607
Commissions receivable		150,870
Accounts receivable - brokers		50,316
Total current assets		350,098
TOTAL ASSETS	$	350,098

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Commissions payable and other current liabilities	$	186,494
Total current liabilities		186,494
TOTAL LIABILITIES		186,494
Stockholder's Equity		
Common stock, $.01 par value, 1,000,000 shares authorized, 100,000 shares issued and outstanding		1,000
Additional paid-in capital		24,000
Retained earnings		138,604
TOTAL STOCKHOLDER'S EQUITY		163,604
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	350,098

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF INCOME
Year Ended December 31,2013

Revenue:	
Commissions and fees	$ 14,362,744
Interest income	2,758
Other income	11,625
Total Revenue	14,377,127
Expenses:	
Commissions paid	11,574,822
Wages and benefits	1,907,501
Office expenses	203,477
Insurance	230,404
Leases	215,032
Legal and professional fees	125,652
Licenses, dues and fees	77,958
Bad debts	3,021
Other expenses	10,250
Total Expenses	14,348,117
Net income before income taxes	29,010
Provision for income taxes-	
Current expense	(19,956)
Deferred expense	-
Total income tax expense	(19,956)
Net income	$ 9,054

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2013

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Totals
Balances at:					
January 1, 2013	100,000	$ 1,000	$ 24,000	$ 129,550	$ 154,550
Changes:					
Net income				9,054	9,054
Balances at:					
December 31, 2013	100,000	$ 1,000	$ 24,000	$ 138,604	$ 163,604

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2013

Liabilities subordinated to claims of general creditors:

Balance at-	January 01, 2013	$	-
Changes during the year ended- December 31, 2013			-
Balance at-	December 31, 2013	$	-

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2013

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS-

Cash Flows from Operating Activities:		
Net income	$	9,054
Adjustment to reconcile net loss to net cash provided by operating activities:		
Change in investment values		1,375
Change in assets and liabilities:		
Increase in receivables		36,535
Increase in payables		(75,143)
Net cash used by operating activities		(28,179)
Cash Flows from Investing Activities:		
Net cash provided by investing activities		-
Cash Flows from Financing Activities:		
Net cash provided by financing activities		-
Net increase in cash and cash equivalents		(28,179)
Cash and cash equivalents- Beginning of year		143,484
Cash and cash equivalents- End of year	$	115,305

See Note 2

See accompanying notes to the financial statements.

1. COMPANY ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

Company Activities - The Company is organized as a securities broker/dealer subject to the approval of the Financial Industry Regulatory Authority (FINRA). The Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers.

The Company was formed on October 4, 1993, and operates primarily in Texas. However, the Company is licensed to do business in all 50 states.

Revenue Recognition – The Company recognizes commissions and fee revenue and the corresponding commission expense to its brokers when the fees and expenses are earned as the security transactions occur.

Income Taxes – The Company recognizes current and deferred tax liabilities and assets as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax liabilities and assets are determined based on the difference between the financial statement basis and income tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company offsets loss carry forwards against net timing differences in determining deferred tax assets or liabilities.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit that tax positions taken by the Company would be sustained on examination based on the facts circumstances and information available at the end of each period. The Company recognizes and measures its unrecognized tax benefits and adjusts its measurement when new information is available or when an event occurs that requires a change.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned - Securities are recorded at fair value in accordance with FASB-ASC 820, *Fair Value Measurements and Disclosures.*

Doubtful accounts – The Company provides an allowance for doubtful accounts receivable. At December 31, 2013, no allowance was considered to be necessary. Bad debts from losses and uncollectible accounts during the year ended December 31, 2013 totaled $3,021.

1. *COMPANY ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES (Continued)*

Cash and Cash Equivalents - The Company treats all investments not held for sale and with a maturity of three months or less at the date of acquisition as cash equivalents. Cash balances include money market accounts totaling $62,087 that pay interest at rates below 1% at December 31, 2013. Included in cash balances are clearing deposits totaling $50,000 that are required to be left on deposit by the Company's clearing organizations.

2. *CASH FLOWS*

There were no non-cash investing and financing activities during the year ended December 31, 2013.

Income taxes totaling $32,153 were paid during the year ended December 31, 2013. Interest paid during the year totaled $2,674.

3. *INVESTMENTS IN SECURITIES AT FAIR VALUES*

At December 31, 2013, the Company owned investment securities as follows:

Description:	Fair Value
Securities not traded:	
United Mortgage Trust, 2,033 shares of beneficial interest including reinvested earnings	$ 31,087
Net REIT	2,520
Total investments in securities	$33,607

The investments in securities are valued at fair values in accordance with Financial Accounting Standards Board ASC 820, *Fair Value Measurements* which defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level one inputs are quoted prices in active markets for the identical assets or liabilities the Company has the ability to access. Level two inputs are directly or indirectly observable inputs for the asset or liability, other than quoted prices. Level three inputs are unobservable and rely on management's assumptions about the market's valuation of the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

3. *INVESTMENTS IN SECURITIES AT FAIR VALUES (Continued)*

Traded securities are valued at their quoted prices in the open market at December 31, 2013 (Level One).

In the opinion of the Company's management, for investment securities that are not traded in the open market, the stated values of the investment securities approximate their fair market values at December 31, 2013 (Level Three).

Investments in securities are classified as available for sale at December 31, 2013.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2013:

United Mortgage Trust-	
Beginning balance	$ 32,462
Ending Balance	$ 31,087
NetREIT-	
Beginning balance	$ 2,520
Ending Balance	$ 2,520

4. *RECEIVABLES*

Commissions receivable are amounts due from broker-dealers and clearing organizations for transactions that have been executed. They are paid within the following month.

Accounts receivable- brokers consist of amounts paid to or on behalf of licensed brokers who have contracted to work with the Company. The advances are generally repaid through deductions from the brokers' commissions. The amounts include advances against future commissions, payments of license, insurance and other fees, and reimbursable charges in accordance with the Company's agreement with each broker. Reimbursable charges are generally for rent and office expenses utilized by the brokers.

5. *INCOME TAXES*

Significant components of the provision for income taxes for the year ended December 31, 2013, are as follows:

Current income tax expense –	
Federal	$ 1,911
Texas state	18,045
Deferred income tax expense	-
Total income tax expense	$ 19,956

The deferred income tax expense arose from the Company's current utilization of a net operating loss carry forward from a previous year. The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2010.

6. *RELATED PARTY TRANSACTIONS*

Expense Sharing Agreement-
The Company has entered into an payroll expense sharing arrangement with an affiliated company. The affiliate has entered into various obligations to incur payroll costs that are common with the Company. Under the agreement, the Company pays costs that are directly allocated to its payroll operations.

The Company provides office space to certain of its brokers under month-to-month rental agreements. The amounts due from the brokers are generally withheld by the Company from commissions earned by the brokers.

7. *COMMITMENTS*

The Company has future obligations to its affiliate for lease commitments entered into by the affiliate, but being paid by the Company. The future obligations under the leases are as follows:

For the years ended December 31:	Office Rent	Equipment
2014	$ 213,360	10,500
2015	219,287	10,500
2016	222,250	10,500
Subsequently	148,167	---

Total rent expense for 2013, was $204,226. The amount is net of amounts reimbursed to the Company by brokers totaling $73,964.

8. *CONTINGENCIES*

There are claims and lawsuits arising against the Company from time to time in the ordinary course of its business. The Company's insurance carrier generally handles all pending claims. In the opinion of management the Company has sufficient insurance coverage to cover the costs of resolving any potential claims. By contract, Registered Representatives are required to reimburse any legal expense incurred by Company due to actions of Registered Representative.

9. *CREDIT RISK*

The Company is engaged in various brokerage activities in which counter parties primarily include other broker-dealers, banks, insurance companies and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

11. *NET CAPITAL*

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $70,626, which was $58,193 in excess of its required net capital. The Company's net capital ratio was 264%.

The Company is exempt from the reserve requirements of Securities and Exchange Commission Rule 15c3-3. In accordance with rule section (k)(2)(ii); all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

12. *MANAGEMENT EVALUATION OF SUBSEQUENT EVENTS*

Management has evaluated subsequent events through February 24, 2014, which is the date that the financial statements were available to be issued.

N C C' IMS Securitie AS OF: 31-Dec-13

Equity:					$163,603.47	
Non-allowable equity				$0.00		
Equity allowable for Net Capital						$163,603.47
Add:						
*Subordinated Loans					$0.00	
*Secured Demand Notes					$0.00	
Total Approved Sub Loans						$0.00
Less:						
Non-allowable assets				0		
Receivables from Brokers				$ 92,494.98		
Total Non-allowable assets					$ 92,494.98	
Tentative Net Capital						$71,108.49
Less:						
SDN Deficiency					$0.00	
Adjusted Tentative Net Capital						$71,108.49
Less:						

Haircuts	#Units	$Unit	Value	Haircut %	Haircut $
MM Funds	24109.66	$ 1.00	$ 24,109.66	2%	$ 482.19
?	0	$ 29.38	$ -	15%	$ -
?	0	$ 43.81	$ -	15%	$ -
?	0	$ 12.00	$ -	15%	$ -
Total Haircuts..................					$482.19

UNDUE CHARGE
10%TNC $7,110.85

Equitie >of 500shares or $10,000.00		1/2 of normal charge			
Debt	>OF 25000	1/2 of normal charge			
MM Funds (Equity Security)		$ 6,998.81	1.00%		$0.00
?	$ -	$ (21,798.35)	7.50%		$0.00
?	$ -	$ -	after 500 share deduction do		
?	$ -	$ -	10% of net capital		

Total Undue Charges................			$0.00
Less:			
Haircut	$482.19		
Undue Charge	$0.00	$482.19	
Net Capital			$70,626.30
Less:			
Charges on SDN Collateral		$0.00	
ADJUSTED NET CAPITAL			$70,626.30
Statement of AI:			
Liabilities	$186,494.84		
Sub.Loans > 1yr. to mature	$0.00		
Sub.Loans < 1 yr. to mature	$0.00		
SDN's > 1yr. to mature	$0.00		
SDN's < 1yr. to mature	$0.00		
AI/Net Cap Purposes	$186,494.84		
Ratio of AI/NC (cannot exceed 1500%)		264.06%	
Minimum Net Capital	$12,433.00		

See independent auditor's report.

BUFFINGTON & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
14811 SAINT MARY'S LANE, SUITE 180
HOUSTON, TEXAS 77079
(281) 920-5455 FAX (281) 920-5456

To the Stockholder and Director
IMS Securities, Inc.
Houston, Texas

In planning and performing our audit of the financial statements of IMS Securities Co., Inc. the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Buffington & Company, P.C

February 25, 2014

BUFFINGTON & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
14811 SAINT MARY'S LANE, SUITE 180
HOUSTON, TEXAS 77079
(281) 920-5455 FAX (281) 920-5456

To the Board of Directors
IMS Securities, Inc.
Houston, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by IMS Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating IMS Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). IMS Securities, Inc.'s management is responsible for the IMS Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Buffington & Company, P.C.

February 25, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046722 FINRA DEC
IMS SECURITIES INC 17*17
10205 WESTHEIMER RD STE 500
HOUSTON TX 77042-3139

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 6525.68

B. Less payment made with SIPC-6 filed (exclude interest) (4299.45)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2226.23

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2226.23

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

IMS Securities Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

Dated the 15 day of January, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14,519,127.32
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	11,567,800.79
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	242,268.59
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	98,787.34
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	11,908,856.72
2d. SIPC Net Operating Revenues	$ 2,610,270.60
2e. General Assessment @ .0025	$ 6,525.68
	(to page 1, line 2.A.)